                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)1

                              JPS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    46624E405
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 5, 2004
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /  /.

         Note.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------

1        The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                     Page 2 of 8 Pages
-----------------------                                      -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,395,209
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,395,209
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,395,209
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     25.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                     Page 3 of 8 Pages
-----------------------                                      -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,395,209
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,395,209
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,395,209
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     25.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                     Page 4 of 8 Pages
-----------------------                                      -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,395,209
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,395,209
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,395,209
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     25.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                     Page 5 of 8 Pages
-----------------------                                      -------------------

         The following  constitutes  Amendment No. 5 ("Amendment  No. 5") to the
Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The aggregate  purchase  price of the 2,395,209  Shares of Common Stock owned by Steel Partners II is $8,281,458,  including  brokerage  commissions and mark-ups.  The Shares of Common Stock owned by Steel  Partners II were  acquired with partnership funds.

     Item 4 is hereby amended and restated to read as follows:

Item 4.  Purpose of Transaction.
         ----------------------

         The  Reporting  Persons  purchased  the Shares  based on the  Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs  (a) - (j) of Item
4 of  Schedule  13D  except as set  forth  herein  or such as would  occur  upon completion of any of the actions  discussed above.  Steel Partners II intends to review  its  investment  in the  Issuer  on a  continuing  basis  and  engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry conditions,  Steel Partners
II may in the future take such  actions with  respect to its  investment  in the
Issuer as it deems  appropriate  including,  without  limitation,  seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer,  purchasing additional Shares,  selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

     Item 5(a) is hereby amended and restated to read as follows:

         (a) The aggregate  percentage of Shares of Common Stock  reported owned by each person named herein is based upon 9,494,259 Shares outstanding, which is the  total  number of Shares  outstanding  as  reported  in the  Issuer's  Proxy
Statement on Schedule 14A, as filed with the Securities and Exchange  Commission on February 10, 2004.

         As of the  close of  business  on March 11,  2004,  Steel  Partners  II beneficially  owned 2,395,209 Shares,  constituting  approximately  25.2% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                     Page 6 of 8 Pages
-----------------------                                      -------------------

may be deemed to beneficially  own the 2,395,209  Shares owned by Steel Partners
II,  constituting  approximately  25.2% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 2,395,209  Shares owned by Steel Partners II,  constituting approximately 25.2% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  2,395,209  Shares  owned by Steel
Partners  II by virtue of his  authority  to vote and  dispose  of such  Shares.
44,180 of such Shares were  transferred  to Steel Partners II as a result of the termination of the Services Agreement.

     Item 5(c) is hereby amended to add the following:

         (c) Schedule A annexed hereto lists all  transactions  by the Reporting
Persons in the Issuer's  Common Stock since the filing of Amendment No. 4 to the
Schedule 13D. All of such transactions were effected in the open market.

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                     Page 7 of 8 Pages
-----------------------                                      -------------------

                                   SIGNATURES
                                   ----------

         After  reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:     March 12, 2004              STEEL PARTNERS II, L.P.

                                       By: Steel Partners, L.L.C.
                                           General Partner

                                       By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                       STEEL PARTNERS, L.L.C.

                                       By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                       WARREN G. LICHTENSTEIN

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                     Page 8 of 8 Pages
-----------------------                                      -------------------

                                   SCHEDULE A

 Transactions in the Shares Since the Filing of Amendment No. 4 to the Schedule 13D
 ----------------------------------------------------------------------------------

 Shares of Common Stock             Price Per                          Date of
      Purchased                     Share($)                          Purchase
      ---------                     --------                          --------
                            Steel Partners II, L.P.
                            -----------------------
       11,000                       2.2000                             2/26/04
       24,000                       2.1846                             2/27/04
       16,000                       2.2500                             3/01/04
      890,000                       2.5650                             3/05/04

                            Steel Partners, L.L.C.
                            ----------------------
                                    None

                            Warren G. Lichtenstein
                            ----------------------
                                    None